Filed Pursuant to Rule 433

Registration Statement No. 333-294072

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES® (STARS®)

Autocallable Strategic Accelerated Redemption Securities® Linked to the EURO STOXX 50® Index
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately 3 years, if not called on the first two Observation Dates
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: "SX5E")
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately one, two and three years after the pricing date
Call Level	100% of the Starting Value
Call Amounts (per Unit)

[$11.025 to $11.125] if called on the first Observation Date, [$12.050 to $12.250] if called on the second Observation Date, and [$13.075 to $13.375] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Threshold Value	100% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Observation Level on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment will be capped at the applicable Call Premium, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000191870426022317/formfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy .

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If the notes are not called, you will lose up to 100% of the principal amount.

●Your investment return is limited to the return represented by the applicable Call Premium.

●Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes.  If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●As a noteholder, you will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress and the political, legal, and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S or BofAS will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.